Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

24 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX/COURIER

07023005

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Entitlements (Notice of Book Closure) - Final Dividend.

2. General Announcement - Twenty-Seventh Annual General Meeting.

3. General Announcement - Proposed Renewal of the Authority for the Purchase of Up to a Maximum of Ten (10) Per Centum of the Issued and Paid-up Ordinary Share Capital of the Company Pursuant to Section 67A of the Companies Act, 1965.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0
Entitlements (Notice of Book Closure)
Ownership transfer to RESORTS WORLD on 24-04-2007 11:19:34 AM
Submitted by RESORTS WORLD on 24-04-2007 06:29:41 PM
Reference No RW-070424-24422

Submitting Merchant Bank   :
(if applicable)
Submitting Secretarial Firm Name   :
(if applicable)
* Company name   : **RESORTS WORLD BHD**
* Stock name   : **RESORTS**
* Stock code   : **4715**
* Contact person   : **MR TAN WOOI MENG**
* Designation   : **GROUP COMPANY SECRETARY**

---

* Entitlement date   :27-06-2007 🔟
* Entitlement time   :04:00:00 PM ⊕
* Entitlement subject   :Final Dividend
* Entitlement description
   Final Dividend
   Period of interest payment   : 🔟 to 🔟
   Financial Year End   :31-12-2006 🔟
   Share transfer book & register of members will be   : 🔟 to 🔟
   closed from
   (both dates inclusive) for the purpose of determining the entitlements
* Registrar's name ,address, telephone no
   GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD
   23rd Floor, Wisma Genting,
   Jalan Sultan Ismail,
   50250 Kuala Lumpur
   Tel: 03-21782288
   Payment date   :19-07-2007 🔟
   A depositor shall qualify for the entitlement only in
   respect of:
* a) Securities transferred into the Depositor's   :27-06-2007 🔟
   Securities Account before 4:00 pm in respect of
   transfers
   b) Securities deposited into the Depositor's   : 🔟
   Securities Account before 12:30 pm in respect of
   securities exempted from mandatory deposit
   c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the
   Exchange.

   Number of new shares/securities issued (units) (If   :
   applicable)
* Entitlement indicator   :○ Ratio   ● RM
         ○ Percentage
* Entitlement in RM (RM)   :0.03
   Remarks
   As announced on 28 February 2007, a final dividend for the financial year ended 31
   December 2006 of 15.0 sen per ordinary share of 50.0 sen each (less 27% tax) has been
   recommended by the Board of Directors of the Company for approval by shareholders. With
   the completion of the subdivision of each ordinary share of 50.0 sen each in the Company
   into 5 ordinary shares of 10.0 sen each in the Company on 16 April 2007, the said
   recommended final dividend is adjusted to 3 sen per ordinary share of 10 sen each (less
   27% tax).



Form Version 2.0
General Announcement
Ownership transfer to RESORTS WORLD on 24-04-2007 12:16:01 PM
Submitted by RESORTS WORLD on 24-04-2007 06:29:44 PM
Reference No RW-070424-76F2A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD - TWENTY-SEVENTH ANNUAL GENERAL MEETING

* **Contents :-**

The Board of Directors is pleased to announce that the **Twenty-Seventh Annual General Meeting of the Company will be convened and held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur** on **Thursday, 21 June 2007 at 2.45 p.m.** to transact the ordinary and special business of the Company.

For and on behalf of the Board of Directors
TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman
RESORTS WORLD BHD

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Ownership transfer to RESORTS WORLD on 24-04-2007 12:16:01 PM
Submitted by RESORTS WORLD on 24-04-2007 06:29:48 PM
Reference No RW-070424-76F2B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type   :   ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RESORTS" OR THE COMPANY)

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF UP TO A MAXIMUM OF TEN (10) PER CENTUM OF THE ISSUED AND PAID-UP ORDINARY SHARE CAPITAL OF THE COMPANY PURSUANT TO SECTION 67A OF THE COMPANIES ACT, 1965 ("PROPOSED RENEWAL")

* **Contents :-**

On 21 June 2006, the shareholders of Resorts approved a proposal by the Company for the purchase of Resorts shares.

The Board of Directors of Resorts wishes to announce that the present mandate granted by the shareholders of Resorts for the Company to buy back its own shares will expire at the conclusion of the forthcoming Twenty-Seventh Annual General Meeting ("AGM") of Resorts. In this regard, the Company proposes to seek from its shareholders at the aforesaid AGM to be convened, a renewal of the authority to purchase up to a maximum of ten (10) per centum of the issued and paid-up ordinary share capital of the Company comprising 5,679,167,556 ordinary shares of RM0.10 each as at 24 April 2007.

Yours faithfully
RESORTS WORLD BHD

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

17 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549   **BY FAX/COURIER**
United States of America

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose two (2) copies of the announcements made by CIMB Investment Bank Berhad
(formerly known as Commerce International Merchant Bankers Berhad) on behalf of the Company
dated 13 April 2007 and 16 April 2007, in respect of the Proposed Share Split and Proposed
Amendments to the Memorandum and Articles of Association for filing pursuant to exemption
no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of
1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



(*) Indicates a mandatory field. Please fill in all the necessary information.

*		**Main Board/ Second Board Company**
*		**New Announcement**
	Submitting Merchant Bank (if applicable)	:	**CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**RESORTS WORLD BHD**
*	Stock name	:	**RESORTS WORLD**
*	Stock code	:	**4715**
*	Type	:	**Announcement**
*	Subject :		

RESORTS WORLD BHD ("RESORTS WORLD")

PROPOSED SHARE SPLIT; AND

PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

*   **Contents :-**

We refer to the announcement dated 30 March 2007 on the Proposed Share Split.

On behalf of Resorts World, we wish to announce that 1,125,890,672 ordinary shares of RM0.50 each in Resorts World will be subdivided into 5,629,453,360 ordinary shares of RM0.10 each in Resorts World ("**Split Shares**") today as a result of the Proposed Share Split.

The Split Shares will be listed and quoted on Bursa Malaysia Securities Berhad on 16 April 2007.

This announcement is dated 13 April 2007.



Form Version 2.0
General Announcement
(Submitted)

Main Board/ Second Board Company

New Announcement

Submitting Merchant Bank (if applicable)	:	CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)
Company name	:	RESORTS WORLD BHD
Stock name	:	RESORTS WORLD
Stock code	:	4715

Type   :   Announcement

Subject :

RESORTS WORLD BHD ("RESORTS WORLD")

PROPOSED SHARE SPLIT; AND

PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

(COLLECTIVELY, "PROPOSALS")

Contents :-

We refer to the announcement dated 13 April 2007 on the Proposals.

Following the listing of and quotation for the ordinary shares of RM0.10 each in Resorts World on Bursa Malaysia Securities Berhad today, we, on behalf of Resorts World, are pleased to announce that the Proposals have been completed.

This announcement is dated 16 April 2007.

END